May 29, 2009

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549
Attn: H. Christopher Owings

Re:	Boardwalk Pipeline Partners, LP Comment Letter dated May 15, 2009 Form 10-K for the fiscal year ended December 31, 2008, filed February 24, 2009, and
Form 10-Q for the fiscal quarter ended March 31, 2009, filed April 29, 2009 File No. 001-32665

VIA EDGAR FILING AND FACSIMILE TRANSMISSION – 202-772-9202

Dear Mr. Owings:

This letter sets forth the responses of Boardwalk Pipeline Partners, LP a Delaware limited partnership, (the “Company” or the “Registrant”), to the comments received from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission by the letter (the “Comment Letter”) dated May 15, 2009, concerning the Company’s Form 10-K for the fiscal year ended December 31, 2008 (the “Form 10-K”) and Form 10-Q for the fiscal quarter ended March 31, 2009, filed April 29, 2009 (File No. 001-32665) (the “Form 10-Q”).

The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comment Letter.  References in the text of the responses herein to captions and page numbers are to the captions and pages numbers in the respective Form 10-K and Form 10-Q.  Capitalized terms used in this letter and not otherwise defined herein have the meanings given to them in the respective Form 10-K and Form 10-Q.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1. Business, page 3

Customers and Markets Services, page 7

1.
We note your indication, here and elsewhere in your disclosure, that your customer mix will change in the future.  Please revise to explain why your customer mix will change in the future and what about your remaining expansion projects will trigger this change.

Response:  The Registrant's Form 10-K, Item 1, Business, Customers and Markets Served, contains a reference to Item 1A, Risk Factors, beginning on page 10 of the Form 10-K, which states that after completion of the Registrant’s expansion projects, producers of natural gas as a group will comprise a significantly larger portion of the Registrant’s throughput and revenues than has historically been the case.  As stated in these sections of the Form 10-K, LDC’s and LDC-sponsored marketing companies have typically accounted for the largest portion of the Registrant’s revenues.  Natural gas producers are becoming a much larger customer segment by contracting for the majority of the capacity on the Registrant’s expansion projects.

                                    9 Greenway Plaza, Suite 2800 Houston, Texas 77046  713.479.8000

Mr. H. Christopher Owings
United States Securities and Exchange Commission
Re:  Boardwalk Pipeline Partners, LP
May 29, 2009

Item 11. Executive Compensation, page 89

Compensation Discussion & Analysis, page 89

All Other Compensation, page 92

2.
We note your disclosure that you agreed to pay Mr. Earley $1,550,000 upon his termination of employment.  We also note the figure of $1,017,876 under the “All Other Compensation” column of your Summary Compensation table applicable to Mr. Earley.  Please reconcile the $1,550,000 to the figure listed in the Summary Compensation Table.

Response:  As disclosed on page 92, under All Other Compensation and in the table under the caption Options Exercises and Stock Vested on page 96, $665,855 of the $1,550,000 paid to Mr. Earley was related to the accelerated vesting of equity compensation awards. The compensation expense related to the $665,855 was reflected in the “Stock Awards” column of the Summary Compensation Table to the extent that expense for those awards was attributed to periods when Mr. Earley was an NEO.  The remaining $884,145 of the $1,550,000 was payment for covenant considerations.  The $1,017,876 shown in the “All Other Compensation” column of the Summary Compensation Table was comprised of the $884,145 noted above, plus $100,000 for consulting services and $33,731 of other compensation as described in footnote 6 to the Summary Compensation Table.

Item 15. Exhibits and Financial Statement Schedules, page 104

(a)	3. Exhibits

3.
Please file complete copies of material agreements, including all exhibits, schedules and attachments.  See Item 601(b)(10) of Regulation S-K.  For example, we note that you have not provided the schedules and exhibits to your Amended and Restated Revolving Credit Agreement, dated as of June 29, 2006, and filed as Exhibit 10.1.  We also note that you have not provided Exhibit A to the Subordinated Loan Agreement dated as of May 1, 2009, that was filed as Exhibit 10.1 with your Form 8-K filed on May 5, 2009.  While Item 601(b)(2) of Regulation S-K permits you to provide omitted information supplementally, there is not a similar provision in Item 601(b)(10) of Regulation S-K.  Please review your material agreements, and re-file complete agreements.

Response: The Registrant has reviewed all of its currently material contracts and will re-file a completed copy of the Amended and Restated Credit Agreement dated as of June 29, 2006, including exhibits, schedules and attachments as an exhibit to its Form 10-Q for the quarterly period ended June 30, 2009.  The Registrant notes that Exhibit A to the Subordinated Loan Agreement dated as of May 1, 2009, which was filed as Exhibit 10.1 with its Form 8-K filed on May 5, 2009, was included as page 17 in the initial filing of Exhibit 10.1.

Mr. H. Christopher Owings
United States Securities and Exchange Commission
Re:  Boardwalk Pipeline Partners, LP
May 29, 2009

Item 2. Management’s Discussion and Analysis of Financial Condition and Results . . ., page 19

Expansion Projects, page 19

4.
We note your statement on page 19 under “Expansion Projects” that you have tested a significant portion of your expansion pipeline joints for leaks.  Please define “significant portion” by way of a percentage and advise when you expect to complete your investigation into the remaining expansion joints.

Response:  At the time that the Registrant’s Form 10-Q was filed, the expansion project pipelines were in various stages of testing, including but not limited to running the high-resolution deformation tool through the pipeline; performing investigative digs to inspect the pipe; pipe yield strength analysis; and metallurgical analysis.  Due to the nature of the pipe anomaly issue and the various stages of testing that were underway, it was not possible at the time of filing the Form 10-Q to specify the percentage of the pipeline joints that had been tested or to provide a completion date for the investigation.  In its future filings, the Registrant will disclose, to the extent that it is reasonably able to do so, the status and expected timing of its investigation, testing, remediation and progress in receiving authority from PHMSA to operate the pipelines at higher operating pressures, as well as the revenue impacts to the reporting period related to the pipe anomaly issue and costs incurred repairing or remediating pipelines, to the extent material and known or quantifiable.

*  *  *

Mr. H. Christopher Owings
United States Securities and Exchange Commission
Re:  Boardwalk Pipeline Partners, LP
May 29, 2009

The Registrant acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Registrant’s filing; and

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Although the Registrant is, of course, amenable to enhancing its disclosures in the context of the Comment letter and the Staff’s follow-up comments, if any, these responses should not be considered an indication that the Company believes any disclosures in the captioned Form 10-K and Form 10-Q filings were inadequate or incorrect in any material aspect.

If you have any questions or further comments, please feel free to contact me at 713-479-8082 via phone or 713-479-1990 via fax.

Very truly yours,

By:	/s/ Jamie L. Buskill
Senior Vice President and Chief Financial Officer